Exhibit 5.3

Aon plc

Metropolitan Building

James Joyce Street

Dublin 1

Ireland

Our Ref	2 December 2021
DOM/CL 659500/25

Dear Ladies and Gentlemen

We have acted as Irish legal advisers to AON plc (the “Irish Obligor”) who have asked us to render this Opinion as to matters of the laws of Ireland in connection with entry by the Irish Obligor into the New York Law Documents (as defined below) (the “Transaction”).

1	Introduction

1.1	Legal Review

For the purpose of issuing this Opinion we have examined only the documents and certificates and conducted only the Searches as defined in Schedule 3 (Documents, Certificate and Searches).

1.2	Governing Law

This Opinion and the opinions given in it are governed by, and construed in accordance with, the law of Ireland. All non-contractual obligations and any other matters arising out of or in connection with this Opinion are governed by the law of Ireland.

2	Opinions

Based upon and subject to (i) our understanding as Irish lawyers of the terms of the New York Law Documents, (ii) the matters set out in Schedule 4 (Basis of Opinion), (iii) the assumptions set out in Schedule 5 (Assumptions) and (iv) the qualifications set out in Schedule 6 (Qualifications), we are of the opinion that:

2.1	Due Incorporation

2.1.1	The Irish Obligor is duly incorporated in Ireland for an indefinite period as a separate legal entity and is validly existing under the law of Ireland and is subject to suit in its own name.

2.1.2

Based solely upon the Searches, no steps have been taken under the law of Ireland to wind up the Irish Obligor or appoint an examiner, liquidator or receiver to the Irish Obligor or to any of its assets.

2.2	Corporate Capacity

The Irish Obligor has the necessary power and authority, and all necessary corporate action required of it has been taken, to enable the Irish Obligor to enter into and execute the Execution Documents and perform its obligations under the New York Law Documents.

2.3	Due Execution

Each of the Execution Documents has been duly executed by the Irish Obligor.

2.4	No Conflict

Neither the execution by the Irish Obligor of the Execution Documents nor the performance by it of its obligations under the New York Law Documents will:

2.4.1	conflict with any provision of its Constitutional Documents;

2.4.2	contravene any existing law or regulation having the force of law in Ireland applicable to companies incorporated in Ireland: or

2.4.3	require any consent or action of, or filing or registration with any governmental or public regulatory body of Ireland.

2.5	Filings

It is not necessary to ensure the validity or enforceability in Ireland of the obligations of the Irish Obligor under the New York Law Documents that any of the New York Law Documents be filed, registered or recorded in any public office or governmental or regulatory authority in Ireland.

2.6	Governing Law

2.6.1	Contractual Rights and Obligations

In any proceedings taken in Ireland for the enforcement of the obligations of the Irish Obligor under the New York Law Documents, the courts of Ireland would recognise the law of New York as the governing law of the contractual rights and obligations of the parties with respect to the New York Law Documents in each case in accordance with and subject to the provisions of Council Regulation EC No 593/2008 on the Law Applicable to Contractual Obligations.

2.6.2	Non-Contractual Rights and Obligations

In any proceedings taken in Ireland for the enforcement of the obligations of the Irish Obligor under the New York Law Documents, the courts of Ireland would recognise the law of New York as the governing law of the non—contractual rights and obligations of the parties with respect to the New York Law Documents in each case in accordance with and subject to the provisions of Council Regulation EC No 864/2007 on the Law Applicable to Non-Contractual Obligations.

2.7	Submission to Jurisdiction

The submission by the Irish Obligor to the jurisdiction of the courts of the State of New York and the United States federal courts, in each case located in the Borough of Manhattan (each such court, a “New York Court”), pursuant to the New York Law Documents, is legal, valid and binding upon the Irish Obligor and will be upheld by the courts of Ireland.

2.8	Enforcement of a Foreign Judgment

Any judgment obtained against the Irish Obligor in a New York Court (a “New York Judgment”) should be recognised and enforced by the courts of Ireland subject to first obtaining by way of a new action an order from the Irish courts which would be granted on proper proof of the New York Judgment without any retrial or examination of the merits of the case provided that:

(a)	the New York Judgment is for a definite sum of money and is final and conclusive;

(b)	the court which gives the New York Judgment had competent jurisdiction;

(c)	the New York Judgment has not been obtained or alleged to have been obtained by fraud;

(d)	procedural rules of the court giving the New York Judgment have been observed;

(e)	the New York Judgment is not contrary to public policy or natural or constitutional justice;

(f)	the New York Judgment is not inconsistent with a judgment of the courts of Ireland in relation to the same matter;

(g)	the Irish courts have jurisdiction over the matter; and

(h)	enforcement proceedings are instituted in Ireland by way of the new action within six years of the date of the New York Judgment.

3	Reliance

This Opinion is confidential and is solely for the benefit of the Addressees in relation to the Transaction and solely in the capacity specified for the Addressees in Schedule 2 (Addressees) and is not to be relied on by any such person for another purpose or by any other person.

4	Disclosure

This Opinion may not be disclosed to any other person or for any other purpose, or quoted or made public in any way, without our express prior written consent except that this Opinion may be disclosed for information only:

4.1	to the directors, officers, employees, auditors and accountants of each Addressee;

4.2	to the extent officially requested by any regulatory authority (including any self-regulatory organisation) having jurisdiction over each Addressee;

4.3	to the extent required by applicable laws or regulations or by any subpoena or similar legal process in Ireland or New York; or

4.4	in connection with the enforcement or exercise of any rights or remedies under any New York Law Document or any suit, action or proceeding relating to any New York Law Document.

Any such disclosure is only permitted on the strict express condition that this Opinion is not addressed to and may not be relied upon by any such persons and that we assume no duty, liability, responsibilities to any such persons. We have not acted for or on behalf of such persons and we have not advised them in any respect, nor considered any matters which may be relevant to them.

Yours faithfully

/s/ Matheson

MATHESON

Schedule 1

Definitions

The following terms are defined in the following provisions of this Opinion:

“Addressees” has the meaning given to such term in Schedule 2 (Addressees);

“Corporate Certificate” has the meaning given to such term in Schedule 3 (Documents, Certificate and Searches);

“Constitutional Documents” has the meaning given to such term in Schedule 3 (Documents, Certificate and Searches);

“Indenture” means the indenture dated 1 April 2020 between Aon Corporation and Aon-Global Holdings plc (as issuers), (2) the Irish Obligor and Aon Global Limited (as guarantors) and (3) The Bank of New York Mellon Trust Company, N.A. (as trustee);

“New York Law Documents” has the meaning given to such term in Schedule 3 (Documents, Certificate and Searches);

“Registry of Winding-up Petitions” has the meaning given to such term in Schedule 6 (Qualifications);

“Searches” has the meaning given to such term in Schedule 3 (Documents, Certificate and Searches);

“Supplemental Indenture” has the meaning given to such term in Schedule 3 (Documents, Certificate and Searches); and

“Underwriting Agreement” has the meaning given to such term in Schedule 3 (Documents, Certificate and Searches).

Schedule 2

Addressees

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179;

BofA Securities, Inc.

One Bryant Park

New York, New York 10036; and

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282,

each as Representatives of the several Underwriters set forth in exhibit A of the Underwriting Agreement,

(the “Addressees” and each an “Addressee”).

Schedule 3

Documents, Certificate and Searches

1	Documents

For the purpose of this Opinion, we have examined only the following documents (pdf copies of which were received by us):

Part 1

Documents

1.

The New York law governed underwriting agreement dated 29 November 2021 relating to the $500,000,000 2.6000% Senior Notes due 2031 (the “Notes”) and entered into between (1) Aon Corporation and Aon Global Holdings plc (as issuers), (2) the Irish Obligor and Aon Global Limited (as guarantors) and (3) the underwriters named therein (the “Underwriting Agreement”).

2.

The New York law governed supplemental indenture dated 2 December 2021 to the Indenture and relating to the Notes between (1) Aon Corporation and Aon-Global Holdings plc (as issuers), (2) the Irish Obligor and Aon Global Limited (as guarantors) and (3) The Bank of New York Mellon Trust Company, N.A. (as trustee) (the “Supplemental Indenture”).

3.	The Indenture as amended pursuant to the Supplemental Indenture (the “Amended Indenture”).

The Underwriting Agreement, the Supplemental Indenture and the Amended Indenture are known as the “New York Law Documents” and each a “New York Law Document”. The Underwriting Agreement and the Supplemental Indenture are known as the “Execution Documents” and each an “Execution Document”.

Part 2 - Certificates

A certificate issued by the secretary or the assistant secretary of the Irish Obligor dated 2 December 2021 (the “Corporate Certificate”), attaching a copy of each of the following certified as being true, complete and correct by such director:

(a)

the constitution and certificate of incorporation (and any certificate of incorporation on change of name, and the certificate of incorporation on re-registration) of the Irish Obligor (the “Constitutional Documents”); and

(b)	resolutions of the board of directors of the Irish Obligor passed at a meeting of the board held on 20 November 2020 (the “Resolutions”),

and certifying certain other matters, as set therein, on which we have relied for the purpose of this Opinion.

2	Searches

We have arranged only for the following searches to be carried out by independent law searchers on 2 December 2021 in respect of the Irish Obligor:

2.1	Judgments Office search of the Central Office of the High Court of Ireland;

2.2	Register of Winding Up Petitions search at the Central Office of the High Court; and

2.3	Companies Registration Office search to find out:

(i)	if an examiner or liquidator has been appointed to the Irish Obligor; and

(ii)	if the Irish Obligor has been dissolved.

(the searches outlined at 2.1 – 2.3 are herein together referred to as the “Searches”).

Schedule 4

Basis of Opinion

The opinions given in this Opinion are provided on the basis that:

1	Other Contracts

Other than the New York Law Documents, the Searches and the Corporate Certificate, we have not examined any contracts, instruments or other documents entered into by or affecting the Irish Obligor or any other person and have not made any other enquiries concerning the Irish Obligor.

2	Matters of Fact

We express no opinion and make no representation or warranty as to any matter of fact.

3	Investigation

We have not investigated or verified any of the facts or assumptions, or the reasonableness of any assumptions, statements or opinions contained in or represented by the Irish Obligor in the New York Law Documents nor have we attempted to determine if any relevant facts have been omitted therefrom.

4	Limit to Opinion

This Opinion is strictly limited to the matters expressly stated in paragraph 2 (Opinions) and no statements or opinions may be inferred beyond such matters.

5	Laws of Ireland

This Opinion is based upon and limited to the law of Ireland as is in effect on the date hereof and is based on legislation published and cases fully reported before that date and our knowledge of the facts relevant to such opinions on the date hereof and with respect to our opinion in paragraph 2.9, this Opinion is given on the basis of the law of Ireland, Irish tax law and the Revenue Commissioners practice in force or applied in Ireland at the date hereof. For the avoidance of doubt, the law of Ireland does not include the law in force in Northern Ireland.

6	Laws of Other Jurisdictions

We have made no investigations of and we express no opinion in this Opinion on the law of any other jurisdiction or the effect thereof. We have assumed without enquiry that there is nothing in the law of any other jurisdiction which would or might affect our opinions as stated herein.

7	Update Opinions

We assume no obligation to update the opinions set forth in this Opinion.

8	No Opinion on Commercial Terms

We express no opinion on the commercial or contractual terms of the New York Law Documents other than by reference to the legal character thereof nor to any calculating, auditing or other non-legal matters.

9	Reliance

Unless facts relevant to the opinions expressed in this Opinion are specifically stated to have been established or verified by us, we have relied, without any investigation with respect to factual matters, solely upon the materials specified in Schedule 3 (Documents, Certificate and Searches) and upon the representations made by the Irish Obligor in the New York Law Documents.

Schedule 5

Assumptions

The opinions in this Opinion have been made on the following assumptions:

1	Documents

1.1	Genuine

All signatures (including, for the avoidance of doubt, electronic signatures), initials, seals and stamps contained in or on each New York Law Document and the Corporate Certificate (and the attachments thereto) are genuine.

1.2	Authentic and Complete

Any document submitted to us as a copy (including without limitation any document submitted to us as a pdf (or any other format)) or attachment to an email conforms to the original of such document and all original documents are authentic and complete with all requisite seals and stamps affixed.

1.3	Corporate Certificate

The Corporate Certificate is accurate in all respects (other than in relation to any matter of Irish law on which we expressly opine).

1.4	No Revocations

All documents dated on or prior to the date hereof and on which we have expressed reliance have not been revoked or amended and remain accurate.

1.5	Legal capacity

Each natural person who has executed any New York Law Document has due legal capacity to do so.

1.6	Delivery and Conditions Precedent

The New York Law Documents have been delivered by the parties thereto (including the Irish Obligor) and are not subject to any escrow or other similar arrangement and that all conditions precedent contained in the New York Law Documents have been satisfied and the New York Law Documents are unconditional in all respects.

1.7	Electronic Signatures

1.7.1

Any electronic signature inserted on a New York Law Document was inserted by the signatory in question and not by another person and where attested by a witness was inserted in the physical presence of the witness.

1.7.2

Each party to the New York Law Documents which have been executed using electronic signatures has consented to the execution by the Irish Obligor of those New York Law Documents by way of electronic signature.

2	Corporate Authority

2.1	No Amendments

There have been no amendments to the Constitutional Documents or the attachments to the Corporate Certificate of the Irish Obligor referred to in Schedule 3 (Documents, Certificate and Searches).

2.2	Corporate Matters

The resolutions of the board of directors of the Irish Obligor documented in the Resolutions were duly passed at a properly constituted, convened and quorate meeting of the directors of the Irish Obligor and such resolutions have not been amended or rescinded and are in full force and effect.

2.3	Corporate Benefit

The Irish Obligor will derive a commercial benefit from entering into the New York Law Documents commensurate with the obligations undertaken by it thereunder.

2.4	Purpose

Each of the New York Law Documents has been entered into, and the transactions referred to in the New York Law Documents are and will be carried out by each of the parties thereto in good faith for the purpose of carrying on their respective businesses, only for the benefit of each of them respectively and on arms’ length commercial terms.

2.5	Disclosure of Interest

Each director of the Irish Obligor has disclosed any interest which they may have in the Transaction in accordance with the provisions of Irish company law and none of the Directors has any interest in the Transaction except as permitted by the Constitutional Documents of the Irish Obligor.

2.6	Group

The Irish Obligor together with any other entity whose obligations are guaranteed by it or the subject of security granted by it under the New York Law Documents together comprise a “group” for the purposes of Section 243 of the Companies Act 2014 and that any person that subsequently becomes a borrower or a guarantor under the New York Law Documents will also be a member of such group.

2.7	Financial Assistance

The Irish Obligor has not, by virtue of or in connection with the New York Law Documents, given financial assistance whether directly or indirectly for the purposes of an acquisition made or to be made by any person of any shares in itself or where it is a subsidiary in its holding company.

3	Parties other than the Irish Obligor

3.1

Each party to the New York Law Documents (other than the Irish Obligor) has the due and requisite capacity, power and authority to enter into, execute and perform its obligations under the New York Law Documents to which it is a party.

3.2

Each party to the New York Law Documents (other than the Irish Obligor) has complied with and will comply with all the laws and regulations applicable to the transactions contemplated by the New York Law Documents in any jurisdiction.

3.3	Each party to the New York Law Documents (other than the Irish Obligor) has duly executed the New York Law Document to which it is a party.

4	Fraud

The absence of fraud and the presence of good faith on the part of all parties to the New York Law Documents and their respective officers, employees, agents and advisors.

5	Searches

The information disclosed by the Searches was accurate and complete as of the date the Searches were made and has not been altered. The Searches did not fail to disclose any information which had been delivered for registration but which did not appear from the information available at the time the Searches were made or which ought to have been delivered for registration at that time but had not been so delivered. No additional matters would have been disclosed by searches being carried out since that time.

6	Solvency

6.1	Solvent

The Irish Obligor was solvent immediately following the execution of each New York Law Document.

6.2	Not Insolvent

The Irish Obligor would not be insolvent as a consequence of engaging or completing any act or thing which the New York Law Documents contemplate.

6.3	No Receiver

No receiver has been appointed in relation to the Irish Obligor or any of its assets or undertaking.

6.4	No Winding Up / Court Protection

The Irish Obligor has not passed a voluntary winding-up resolution or a resolution to place the Irish Obligor under court protection and no petition has been presented to or order made by a court for the winding-up of the Irish Obligor or placing of the Irish Obligor under court protection.

6.5	No Unfair Preference

In entering into and carrying out the transactions referred to in the New York Law Documents there was no intent by the Irish Obligor to give a creditor a preference which could be deemed an unfair preference in accordance with Section 604 (Unfair preference - effect of winding up on antecedent and other transactions of the Companies Act 2014).

7	Laws of other Jurisdictions

7.1	Legal, Valid and Binding

The obligations expressed to be assumed by each party in the New York Law Documents are legal, valid, binding and enforceable obligations under all applicable laws and in all applicable jurisdictions (other than in the case of the Irish Obligor the law of Ireland and the jurisdiction of Ireland) and any other relevant jurisdiction outside of Ireland.

7.2	Choice of Foreign Law

The choice of New York law as the governing law of the New York Law Documents and all contractual obligations arising from or connected with it is a valid and binding selection which will be upheld, recognised and given effect to by the courts of New York and any other relevant jurisdiction outside of Ireland.

7.3	Submission to Foreign Law

The submission of each of the parties to the New York Law Documents to the jurisdiction of the courts of New York will be upheld, recognised and given effect to by the courts of New York.

7.4	Foreign Law binds Irish Obligor

Each New York Law Document is capable of binding the Irish Obligor under the laws of New York.

7.5	Not Illegal or Ineffective

If any obligation of any of the parties under the New York Law Documents is to be performed in any jurisdiction other than Ireland, its performance will not be illegal or ineffective by virtue of the law of that jurisdiction.

7.6	Non Contravention

There are no provisions of the laws or public policy of any jurisdiction outside Ireland which would be contravened by the execution or performance of the New York Law Documents or which would render their performance ineffective by virtue of the laws of that jurisdiction.

8	General

8.1	Representations and Warranties

The representations and warranties given by the Irish Obligor in the New York Law Documents are at all times true and correct in all respects with regard to the facts stated therein (other than those on which we expressly opine in this Opinion).

8.2	Financial Restrictions

The New York Law Documents and the transactions contemplated thereby and the payments to be made thereunder are not and will not be affected by any financial restrictions or sanctions arising from orders made by the Minister for Finance under the Financial Transfers Act 1992 and/or section 42 of the Criminal Justice (Terrorist Offences) Act 2005 or the Criminal Justice (Money Laundering and Terrorist Financing) Act 2010.

8.3	No Other Documents

Save for those identified in Schedule 3 (Documents, Certificate and Searches), there is no other document in existence that in any way amends or varies the terms of the New York Law Documents or in any way bears upon the opinions stated in this Opinion.

8.4	Consents

All licenses, permits, authorisations, registrations, approvals and consents required by any party to the New York Law Documents in any jurisdiction (other than Ireland) in connection with the Transaction have been obtained by each such party and are in full force and effect.

Schedule 6

Qualifications

The opinions in this Opinion are subject to the following qualifications:

1	Searches

There are some potential limitations to the effectiveness of the Searches. These include:

1.1	A search in the Companies Registration Office (“CRO”) will not reveal whether a petition has been presented to the court for the appointment of a liquidator or an examiner.

1.2

A search of the index of petitions and winding up notices maintained by the central office of the High Court (the “Index”) should reveal the existence of a petition for the appointment of a liquidator or an examiner but there may be a time lag between presentation and entry of particulars of the petition on the Index and accordingly a search of the Index may fail to reveal that any such petition has been presented. Furthermore, in the case of certain smaller companies a petition for the appointment of an examiner may be presented to the Circuit Court and a search of the Index will not reveal the existence of such a petition.

1.3

A search in the CRO should reveal the appointment of a liquidator, examiner or receiver (whether by the court or, in the case of a liquidator or a receiver, out of court). However, similarly there may be a time lag between the appointment and the filing of particulars of the appointment and accordingly a search in the CRO may fail to reveal any such appointment.

1.4

The position reflected in the Searches may not be fully up to date (and this risk may be higher while emergency measures introduced by the Irish Government in light of the COVID-19 pandemic remain in place).

2	Enforcement of Judgements and Awards

2.1	Concurrent Proceedings

As regards jurisdiction, the courts of Ireland may stay proceedings if concurrent proceedings are being brought elsewhere.

3	Default Interest and Indemnities

3.1	Penalties

A contractual provision conferring or imposing a remedy or an obligation consequent upon default may not be enforceable if it were construed by an Irish court as being a penalty, particularly if it involved enforcing an additional pecuniary remedy (such as a default or overdue interest) referable to such default and which does not constitute a genuine and reasonable pre-estimate of the damage likely to be suffered as a result of the default in payment of the amount in question or the termination in question; further, recovery may be limited by laws requiring mitigation of loss suffered.

3.2	Costs Indemnity

An Irish court may not give effect to an indemnity given by any party in the New York Law Documents to the extent it is in respect of legal costs incurred by an unsuccessful litigator or to the extent that it is in respect of litigation costs which are not awarded by the court.

3.3	Currency Indemnity

In the event of any proceedings being brought in an Irish court in respect of a monetary obligation expressed to be payable in a currency other than euro, an Irish court would have the power to give a judgment to pay a currency other than euro but may decline to do so in its discretion and an Irish court might not enforce the benefit of currency conversion or indemnity clauses and, with respect to a bankruptcy, liquidation, insolvency, reorganisation or similar proceeding, the law of Ireland may require that all claims or debts be converted into euro at an exchange rate determined by the court as at a date related thereto, such as the date of commencement of a winding up.

3.4	Late Payments of Interest

This Opinion does not deal with the tax treatment of interest (if any) that arises by reason of late payment of amounts due pursuant to any of the New York Documents.

3.5	Irish tax treatment of guarantee payments

The treatment of guarantee payments for Irish withholding tax purposes is not certain. Certain case law having persuasive authority suggests that a guarantor could have an obligation to deduct tax from guarantee payments, where the underlying guaranteed obligation was an interest payment, unless an exemption is available. Generally, Irish withholding tax does not apply to interest which is not ‘yearly interest’. Interest payable in respect of the promissory notes should not generally be considered to be ‘yearly interest’ where the promissory notes have a stated maturity date that is 364 days or less following their issuance date and are redeemed in full on or before their stated maturity date. As a result, Irish withholding tax should not apply to the extent that guarantee payments are treated as interest payments in respect of relevant promissory notes. Additionally, even if the guarantee payment was not treated as an interest payment, an obligation to deduct tax could nevertheless arise if the guarantee payment was held to be an ‘annual payment’. An ‘annual payment’ is a form of income payment which is (at least) capable of recurring and which represents ‘pure profit’ in the hands of the recipient, such as an annuity. However, it is not the general practice in Ireland to deduct tax from guarantee payments, assuming the recipient would treat any guarantee payments as part of its ordinary business revenues from its lending activities. The Irish Revenue Commissioners have indicated that they would analyse guarantees on a case-by-case basis and it may be possible to seek a direction from the Irish Revenue Commissioners in advance of any payment under a guarantee to confirm that such amounts can be paid without the deduction of tax.

4	General

4.1	Mercury

In the English case of R (on the application of Mercury Tax Ltd) v Revenue and Customs Commissioners [2008] EWHC 2721, Underhill J. made certain obiter dicta to the effect that the practice of signing a signature page taken from a draft version of a document, and subsequently attaching the signature page to the final version of that document, might cause that document to be invalidly executed, notwithstanding that, the attaching of the signature page to the final version of the document was authorised by the signatory. An Irish court is not bound to follow English judgments. However, if the signature page to any document executed by a party to such document was taken from a draft version and was then attached to the final version after being signed by such party, it is possible that an Irish court might hold that such a document was invalidly executed.

4.2	Conclusive

A determination or calculation of any party in the New York Law Documents stated in the New York Law Documents to be conclusive may be held by the courts of Ireland not to be final, conclusive or binding.

4.3	Exclusion from Liability

The effect of terms, if any, in the New York Law Documents excusing a party from a liability or duty otherwise owed are limited by law.

4.4	Amendments

Notwithstanding any provision in any of the New York Law Documents to the contrary, a New York Law Document may be varied, amended or discharged by a further agreement or affected by a collateral agreement which may be effected by an oral agreement or a course of dealing.

4.5	Discretion

Where a party is vested with a discretion or may determine a matter in his or its opinion, the law of Ireland may require that such discretion is exercised reasonably or that such opinion is based upon reasonable grounds.

4.6	Amendment of guaranteed obligations

The courts of Ireland may interpret restrictively any provision purporting to allow the beneficiary of a guarantee or other suretyship to make a material amendment to the obligations to which the guarantee or suretyship relates without further reference to the guarantor or surety.

4.7	Severability

The enforceability of any provision as to severability may be determined by the courts of Ireland at its discretion.

4.8	Powers of Attorney

No opinion is expressed on the irrevocability of any power of attorney.

4.9	Future negotiation and uncertain terms

An Irish court may not give effect to any provision of a New York Law Document which (i) provides for a matter to be determined by future agreement or negotiation, or (ii) it considers to be devoid of any meaning, vague or uncertain.

4.10	Set Off

A right of set-off provided for in a contract or another document may not be enforceable in all circumstances.